

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
1010 University Avenue
#40
San Diego, CA 92103

> **Re:** **Bio-Matrix Scientific Group, Inc.**
> **Form 10-K and Form 10-K/A for Fiscal Year Ended September 30, 2009**
> **Filed January 14, 2010 and September 22, 2010**
> **File No. 0-32201**

Dear Mr. Koos:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant